SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Sanchez Production Partners LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

79971C201
(CUSIP Number)

January 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

(Continued on following pages)

CUSIP No. 79971C201
1	NAME OF REPORTING PERSONS HITE Hedge Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 555,273*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 555,273*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 555,273*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.22%(1)
12	TYPE OF REPORTING PERSON IA
* Comprised of common units held by HITE Hedge LP, HITE MLP LP, HITE Hedge QP LP and HITE MLP Advantage LP, for which HITE Hedge Asset Management LLC is the investment adviser.

1 Percentage ownership is based on 4,200,492 common units, which is comprised of the sum of: (1) 3,031,051 common units issued and outstanding as of March 30, 2016, as reported in the Issuer’s Form 10-K for the year ended December 31, 2015, and (2) 1,169,441 common units that were issued upon conversion of all of the Issuer’s outstanding Class A Preferred Units on March 31, 2016.

CUSIP No. 79971C201
1	NAME OF REPORTING PERSONS James M. Jampel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 555,273*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 555,273*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 555,273*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.22%(1)
12	TYPE OF REPORTING PERSON IA
* Comprised of common units held by HITE Hedge LP, HITE MLP LP, HITE Hedge QP LP and HITE MLP Advantage LP, for which HITE Hedge Asset Management LLC is the investment adviser.  Mr. Jampel serves as Managing Member of HITE Hedge Asset Management LLC.

1 Percentage ownership is based on 4,200,492 common units, which is comprised of the sum of: (1) 3,031,051 common units issued and outstanding as of March 30, 2016, as reported in the Issuer’s Form 10-K for the year ended December 31, 2015, and (2) 1,169,441 common units that were issued upon conversion of all of the Issuer’s outstanding Class A Preferred Units on March 31, 2016.

CUSIP No. 79971C201
1	NAME OF REPORTING PERSONS HITE Hedge LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 203,785
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 203,785
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,785
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.85%(1)
12	TYPE OF REPORTING PERSON PN

1 Percentage ownership is based on 4,200,492 common units, which is comprised of the sum of: (1) 3,031,051 common units issued and outstanding as of March 30, 2016, as reported in the Issuer’s Form 10-K for the year ended December 31, 2015, and (2) 1,169,441 common units that were issued upon conversion of all of the Issuer’s outstanding Class A Preferred Units on March 31, 2016.

CUSIP No. 79971C201
1	NAME OF REPORTING PERSONS HITE MLP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 144,371
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 144,371
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,371
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.43%(1)
12	TYPE OF REPORTING PERSON PN

1 Percentage ownership is based on 4,200,492 common units, which is comprised of the sum of: (1) 3,031,051 common units issued and outstanding as of March 30, 2016, as reported in the Issuer’s Form 10-K for the year ended December 31, 2015, and (2) 1,169,441 common units that were issued upon conversion of all of the Issuer’s outstanding Class A Preferred Units on March 31, 2016.

CUSIP No. 79971C201
1	NAME OF REPORTING PERSONS HITE Hedge QP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 136,597
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 136,597
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 136,597
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.25%(1)
12	TYPE OF REPORTING PERSON PN

1 Percentage ownership is based on 4,200,492 common units, which is comprised of the sum of: (1) 3,031,051 common units issued and outstanding as of March 30, 2016, as reported in the Issuer’s Form 10-K for the year ended December 31, 2015, and (2) 1,169,441 common units that were issued upon conversion of all of the Issuer’s outstanding Class A Preferred Units on March 31, 2016.

CUSIP No. 79971C201
1	NAME OF REPORTING PERSONS HITE MLP Advantage LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 70,520
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 70,520
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,520
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.68%(1)
12	TYPE OF REPORTING PERSON PN

1 Percentage ownership is based on 4,200,492 common units, which is comprised of the sum of: (1) 3,031,051 common units issued and outstanding as of March 30, 2016, as reported in the Issuer’s Form 10-K for the year ended December 31, 2015, and (2) 1,169,441 common units that were issued upon conversion of all of the Issuer’s outstanding Class A Preferred Units on March 31, 2016.

Item 1(a).	Name of Issuer:

Sanchez Production Partners LP

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1000 Main Street Suite 3000 Houston, TX 77002

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by HITE Hedge Asset Management LLC (“HITE”), HITE Hedge LP (“HH”), HITE MLP LP (“MLP”), HITE Hedge QP LP (“QP”), HITE MLP Advantage LP (“MLPA”) and James M. Jampel (together with HITE, HH, MLP, QP and MLPA, the “Reporting Persons”) with respect to common units of Sanchez Production Partners LP.(2)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is: 300 Washington Street Suite 308 Newton, MA 02458

Item 2(c).	Citizenship:

HITE Hedge Asset Management LLC is a Delaware limited liability company.
HITE Hedge LP is a Delaware limited partnership.
HITE Hedge QP LP is a Delaware limited partnership.
HITE MLP Advantage LP is a Delaware limited partnership.
James M. Jampel is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

common units.

Item 2(e).	CUSIP Number:

79971C201

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

2 James M. Jampel disclaims beneficial ownership of the securities.

Item 4.	Ownership.

(a)	Amount beneficially owned(3):

HITE Hedge Asset Management LLC: 555,273 units(4)
HITE Hedge LP: 203,785 units
HITE MLP LP: 144,371 units
HITE Hedge QP LP: 136,597 units
HITE MLP Advantage LP: 70,520 units
James M. Jampel: 555,273 units(2)(4)

(b)	Percent of class(1):
HITE Hedge Asset Management LLC: 13.22% HITE Hedge LP: 4.85% HITE MLP LP: 3.43% HITE Hedge QP LP: 3.25% HITE MLP Advantage LP: 1.68% James M. Jampel: 13.22%(2)

1 Percentage ownership is based on 4,200,492 common units, which is comprised of the sum of: (1) 3,031,051 common units issued and outstanding as of March 30, 2016, as reported in the Issuer’s Form 10-K for the year ended December 31, 2015, and (2) 1,169,441 common units that were issued upon conversion of all of the Issuer’s outstanding Class A Preferred Units on March 31, 2016.
2 James M. Jampel disclaims beneficial ownership of the securities.
3 The number of common units reported herein does not include additional common units in an aggregate amount of at least 210,621 that HITE believes the Reporting Persons are entitled to receive pursuant to the terms of the Issuer’s Amended and Restated Agreement of Limited Partnership, dated as of August 3, 2015.  The Reporting Persons are in discussions with the Issuer about their entitlement to these common units.
4 In addition to the common units reported herein, two other funds for which HITE serves as investment adviser have economic exposure to 169,000 common units through cash-settled equity swaps (the “Equity Swaps”) under which its profit will be based upon any increase in value in the common units and its loss will be based upon any decrease in the value of the common units over the term of the transactions.  At the end of each calendar month, each such fund is obligated to pay to the dealer any net decrease in the market price of a portfolio of securities (which includes the notional Common Units noted above), and (ii) the dealer will be obligated to pay to each such fund any net increase in the market price of such portfolio of securities.  In addition, each fund will pay to the dealer certain agreed upon periodic financing charges.  The dealer will pay to each fund the equivalent of any dividends paid to the beneficial owners of the referenced securities during the term of the swap agreements.  The Equity Swaps may be settled only in cash and do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any Common Units, and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer.  Accordingly, the Reporting Persons disclaim any beneficial ownership of any Common Units that may be referenced in the Equity Swaps or other securities or financial instruments that may be held from time to time by any counterparty to the Equity Swaps.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote(3):

HITE Hedge Asset Management LLC: 555,273 units(4)
HITE Hedge LP: 203,785 units
HITE MLP LP: 144,371 units
HITE Hedge QP LP: 136,597 units
HITE MLP Advantage LP: 70,520 units
James M. Jampel: 555,273 units(2)(4)

	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of(3):

HITE Hedge Asset Management LLC: 555,273 units(4)
HITE Hedge LP: 203,785 units
HITE MLP LP: 144,371 units
HITE Hedge QP LP: 136,597 units
HITE MLP Advantage LP: 70,520 units
James M. Jampel: 555,273 units(2)(4)

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

For a list of the members of the group filing this Schedule 13G, refer to Exhibit A hereto.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 18, 2016

HITE Hedge Asset Management LLC

By:	/s/ James M. Jampel
Name: James M. Jampel
Title: Managing Member

HITE Hedge LP

By:	HITE Hedge Capital LP, its General Partner

By:	HITE Hedge Capital LLC, its General Partner

By:	/s/ James M. Jampel
Name: James M. Jampel
Title: Manager

HITE MLP LP

By:	HITE Hedge Capital LP, its General Partner

By:	HITE Hedge Capital LLC, its General Partner

By:	/s/ James M. Jampel
Name: James M. Jampel
Title: Manager

HITE Hedge QP LP

By:	HITE Hedge Capital LP, its General Partner

By:	HITE Hedge Capital LLC, its General Partner

By:	/s/ James M. Jampel
Name: James M. Jampel
Title: Manager

[Signature page to Schedule 13G]

HITE MLP Advantage LP

By:	HITE Hedge Capital LP, its General Partner

By:	HITE Hedge Capital LLC, its General Partner

By:	/s/ James M. Jampel
Name: James M. Jampel
Title: Manager

Individual

/s/ James M. Jampel
James M. Jampel

[Signature page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description
A	Group Members
B	Joint Filing Agreement

Exhibit A

Group Members

HITE Hedge Asset Management LLC
HITE Hedge LP
HITE MLP LP
HITE Hedge QP LP
HITE MLP Advantage LP
James M. Jampel

A-1

Exhibit B

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them a statement on Schedule 13G (including amendments thereto) with respect to the common units of Sanchez Production Partners LP, a Delaware limited partnership, and that this Agreement may be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Signature pages follow]

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of April 18, 2016.

HITE Hedge Asset Management LLC

By:	/s/ James M. Jampel
Name: James M. Jampel
Title: Managing Member

HITE Hedge LP

By:	HITE Hedge Capital LP, its General Partner

By:	HITE Hedge Capital LLC, its General Partner

By:	/s/ James M. Jampel
Name: James M. Jampel
Title: Manager

HITE MLP LP

By:	HITE Hedge Capital LP, its General Partner

By:	HITE Hedge Capital LLC, its General Partner

By:	/s/ James M. Jampel
Name: James M. Jampel
Title: Manager

HITE Hedge QP LP

By:	HITE Hedge Capital LP, its General Partner

By:	HITE Hedge Capital LLC, its General Partner

By:	/s/ James M. Jampel
Name: James M. Jampel
Title: Manager

[Signature Page to Joint Filing Agreement to Schedule 13G]

2

HITE MLP Advantage LP

By:	HITE Hedge Capital LP, its General Partner

By:	HITE Hedge Capital LLC, its General Partner

By:	/s/ James M. Jampel
Name: James M. Jampel
Title: Manager

Individual

/s/ James M. Jampel
James M. Jampel

[Signature Page to Joint Filing Agreement to Schedule 13G]

3